EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31,
	2012	2011

Earnings from continuing operations before income taxes	$170	$115
Less: Equity earnings	(13)	(14)
Add: Total fixed charges deducted from earnings	65	77
Dividends received from equity investees	6	5

Earnings available for payment of fixed charges	$228	$183

Fixed charges

Interest expense	$64	$76
Portion of operating lease rental deemed to be interest	1	1

Total fixed charges deducted from earnings and fixed charges	$65	$77

Ratio of earnings to fixed charges	3.5	2.4